SECURITIES AND UNITED STATES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*



                         MANCHESTER EQUIPMENT CO., INC.
                         ------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                  562154 10 4
                                  -----------
                                 (CUSIP Number)

                                   May 6, 1998
                                   -----------
            (Dates of Events Which Require Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ( )

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                         (Continued on following pages)

                               (Page 1 of 3 Pages)

 -----------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                       SCHEDULE 13D/A

CUSIP No. 562154 10 4


--------------------------------------------------------------------------------
      1.         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   Barry R. Steinberg
--------------------------------------------------------------------------------
      2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|

                                                                      (b)  |X|

--------------------------------------------------------------------------------
      3.         SEC USE ONLY



--------------------------------------------------------------------------------
      4.         SOURCE OF FUNDS

                           PF

--------------------------------------------------------------------------------
      5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(D) OR 2(E)                            |_|


--------------------------------------------------------------------------------
      6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     U.S.A.

--------------------------------------------------------------------------------
         NUMBER OF                     7.     SOLE VOTING POWER
           SHARES                                      4,674,101
        BENEFICIALLY
       OWNED BY EACH
         REPORTING
        PERSON WITH
                            ----------------------------------------------------
                                       8.     SHARED VOTING POWER

                                                       0

                            ----------------------------------------------------
                                       9.     SOLE DISPOSITIVE POWER

                                                       4,674,101

                            ----------------------------------------------------
                                       10.    SHARED DISPOSITIVE POWER

                                                       0

--------------------------------------------------------------------------------
      11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,674,101

--------------------------------------------------------------------------------
      12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                           |_|


-------------------------------------------------------------------------------
      13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   54.7%



--------------------------------------------------------------------------------
      14.        TYPE OF REPORTING PERSON

                                   IN

--------------------------------------------------------------------------------

ITEM 1.      SECURITY AND ISSUER.

     The securities to which this Schedule 13D/A relate are the shares of common stock, $0.1 par value (the "Common Stock"), of Manchester Equipment Co., Inc. (the "Issuer"), a corporation organized under the laws of the State of New York. The address of the Issuer's principal executive office is 160 Oser Avenue, Hauppauge, New York 11788.

     This Amendment No. 4 amends the Schedule 13D, dated March 24, 1997, filed by Barry Steinberg the filing person (the "Filing Person") with respect to the purchase by the Filing Person of shares of Common Stock of the Issuer. Capitalized terms not referred in this Amendment No. 4 are used as defined in the Schedule 13D filing of the reporting person.

Item 2.  IDENTIY AND BACKGROUND

     The Filing Person owns beneficially 4,674,101 shares of the Issuer's Common Stock, representing 54.7% of the Issuer's Common Stock. As a result of such ownership, the Filing Person has the right to elect the Issuer's Board of Directors, and thus, its Executive Committee. On March 10, 1998 the Issuer's Board of Directors authorized the expenditure through February 28, 1999 of up to $1,800,000 to repurchase its Common Stock. The Issuer will conduct the repurchases from time to time through open market transactions in accortdance with Rule 10b-18 of the Securities and Exchange Act of 1934 (the "Buy Back Program"). The number of shares repurchased and the timing of the repurchases will be based on a number of factors, including the market price of the Common Stock, market conditions, and as the Executive Committee of the Issuer deems appropriate. Becuase of the Filing Person's ability to determine the composition of the Executive Committee, the Filing Person and the Issuer may be deemed to be a "group" with respect to the Filing Person's acquiring, holding or disposition of Common Stock during the period of the Buy Back Program. The Filing Person disclaims the existence of a group and disclaims beneficial ownership of shares of Comon Stock beneficially owned by any other peson who may be deemed to be part of such group.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On May 6, 1998, the Filing Person used his own funds to purchase 6,000 shares of Comon Stock, at a purchase price of $4.00 per share for an aggregate purchase price of $24,000.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number of shares of Common Stock and the percentage of outstanding shares of Common Stock (based upon the 8,545,000 shares of Common Stock outstanding on February 27, 1998, as represented by the Issuer in the Form 10-Q, for the quarterly period ended January 31, 1998), beneficially owned by the Filing Person, as of the close of business on May 6, 1998, is set forth below:





                                             Shares            Percentage of
             Name of Holder              Beneficially Owned  Outstanding Shares
Barry R. Steinberg..................         4,674,101              54.7%

                                                ------                --

Total                                        4,674,101              54.7%
                                             =========              ====


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, each of us certifies that the information set forth in this statement is true, complete and correct.


                                                     /s/ Barry R. Steinberg
                                                     -----------------------
Date: June 4, 1998                                  Barry R. Steinberg